Exhibit 99.2

Exhibit 99.2

2Q 2014 EARNINGS

CONFERENCE CALL

NYSE: INXN

6 Aug 2014

© Copyright Interxion Holding N.V., 2014.

DISCLAIMER

?This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

?In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

operating expenses cannot be easily reduced in the short term;

inability to utilise the capacity of newly planned data centres and data centre expansions;

significant competition;

cost and supply of electrical power;

data centre industry over-capacity; and

performance under service level agreements.

?All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.

?This document contains references to certain non-IFRS financial measures. For definitions of terms such as “Adjusted EBITDA”, “Adjusted Net Profit”, “Equipped Space”, “LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.

?Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors.

?Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number.

STRATEGIC & OPERATIONAL HIGHLIGHTS

David Ruberg – Chief Executive Officer

Q2 2014 PERFORMANCE

Solid Execution and Disciplined Expansion

?Organic revenue grew 9% Y/Y, 4% Q/Q

?Adjusted EBITDA grew 10% Y/Y, 4% Q/Q

?Adjusted EBITDA margin of 42.9%

?Successful bond tap in April 2014

?€157.9 million net proceeds

?Blended interest rate of 5.9%

Financial Execution

?Opened new data centre in Frankfurt (FRA8) and expanded in Amsterdam, London & Zurich

?Added 3,100 sqm of equipped space

?Installed 2,900 sqm of revenue generating space

?Utilisation at 75%

?Signed agreement to purchase data centre in Marseille, France

Operational Execution

Q2 FINANCIAL HIGHLIGHTS

?Q2 Revenue €83.6 Million

?Grew 9% Y/Y and 4% Q/Q

?Q2 Recurring Revenue €78.7 Million

?Grew 9% Y/Y and 4% Q/Q

?94% of total

?Q2 Adjusted EBITDA €35.9 Million

?Grew 10% Y/Y and 4% Q/Q

?Q2 Adjusted EBITDA margin 42.9%

?Grew 10bps Y/Y and steady Q/Q

2Q13 3Q13 4Q13 1Q14 2Q14

Revenue (€ millions) 2Q13 3Q13 4Q13 1Q14 2Q14

Adjusted EBITDA & Margin (€ millions)

76.5 72.2 78.2 73.7 78.1 74.4 42.8% 43.1% 43.2% 42.9% 42.9%

Increasing Revenue and Adjusted EBITDA growth 80.6 75.9

Margin Non Recurring Revenue

Recurring Revenue Adjusted EBITDA 83.6 78.7 32.7 33.7 33.8 34.5 35.9

Q2 OPERATIONAL HIGHLIGHTS

?Equipped Space of 86,000 sqm

?Grew 9% Y/Y

?3,100 sqm added in quarter

?Revenue Generating Space of 64,300 sqm

?Grew 10% Y/Y

?2,900 sqm installed in quarter

?Utilisation rate 75%

Equipped & Revenue Generating Space (1000’s sqm)

58.2 59.1 59.7 61.4 64.3 2Q13 3Q13 4Q13 1Q14 2Q14 78.9 79.3 80.1

Utilisation

74% 75% 75% 74% 75%

Disciplined Development Driven by Customer Demand

Available Equipped Space Revenue Generating

Space 82.9 86.0

EXPANDING FACILITIES TO SUPPORT CUSTOMER NEEDS

- **Projects completed in Q2:**
  - AMS7.2: 1,000 sqm
  - FRA8.1 / FRA8.2: 1,800 sqm total
- **New market expansion in Marseille**
  - 5,700 sqm data centre when fully equipped
  - Phase 1 scheduled to open in 4Q14
- **Customer Available Power:**
  - 90 MW at end of 2Q14
  - Potential of 139 MW from current data centres and announced projects

Announced Projects With Target Open Dates in 2014 & 2015
(See appendix for quarterly schedule)

Market	Data Centre	Project	Project CapEx (€ millions)	Equipped Space (sqm)		Scheduled Opening by Phase
				Project	Opened	
Amsterdam	AMS7	Phases 1 – 6 New Build	115	7,300	2,100	1Q14 – 2Q15
Brussels	BRU1	Phase 5 Expansion	2	300	300	1Q14
Frankfurt	FRA8	Phases 1 – 4 New Build	67	3,600	1,800	2Q14 – 1Q15
Frankfurt	FRA9	New Build	13	800	800	1Q14
Marseille	MRS1	Phases 1 – 2	20	1,000	0	4Q14 – 1Q15
Stockholm	STO2	Phase 2 Expansion	6	500	500	1Q14
Stockholm	STO3	Phase 1 New Build	12	900	0	4Q14
Vienna	VIE2	Phases 1 – 2 New Build	25	1,200	0	4Q14 – 2Q15

Notes:
As of 6 August 2014.
Customer available power excludes MRS1
CapEx and Equipped Space are approximate and may change.
CapEx reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.

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BUILDING COMMUNITIES OF INTEREST DELIVERS SIGNIFICANT CUSTOMER VALUE

Cloud Platform Providers(1)

Enterprises

Interxion’s Target Segments

Digital Media & CDNs`

Financial Services

Managed Service Providers

Network Providers

(1) Selected providers in these segments, plus systems integrators, are deploying cloud platforms.

(2)Percentage of monthly recurring revenue. Remaining Monthly Recurring Revenue (Jun 2014 11%, Jun 2013 12%) allocated to systems integrator, on-line retail, and public customer segments.

Sustained Demand from all Target Segments

11% 9% 11% 25% 33% 10% 9% 12% 22% 35%

June 2014(2) June 2013(2)

FINANCIAL HIGHLIGHTS

Josh Joshi – Chief Financial Officer

Q2 2014 RESULTS ?Revenue grew 4% Q/Q ?No meaningful currency impact ?Recurring ARPUs remained firm Q/Q and Y/Y

?Margins impacted by expansion drag and sales commissions

?Adjusted EBITDA Margin increased 10bp Y/Y

?Adjusted net profit(2) of €7.6 million grew 19% Y/Y

?Adjusted net profit(2) impacted Q/Q by finance expense and share based payments

(1)Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites.

(2)Adjustments to Net Profit include refinancing charges, adjustments to onerous leases, capitalised interest and the related corporate income tax effect. See appendix for reconciliation.

€ millions (except per share amounts)

Q2 2013 Q1 2014 Q2 2014 Q2 2014 vs. Q2 2013 Q2 2014 vs. Q1 2014

Recurring revenue 72.2 75.9 78.7 9% 4% Non-recurring revenue 4.3 4.7 4.9 13% 4% Revenue 76.5 80.6 83.6 9% 4%

Gross profit 45.2 48.0 49.6 10% 3% Gross margin % 59.1% 59.6% 59.4% +30bps -20bps Adjusted EBITDA(1) 32.7 34.5 35.9 10% 4%

Adjusted EBITDA Margin % 42.8% 42.9% 42.9% +10bps—Net profit 6.6 10.4 8.3 26% -20%

EPS (diluted) €0.10 €0.15 €0.12 25% -20% Adjusted Net Profit (2) 6.4 9.8 7.6 19% -22%

Adjusted EPS (diluted)(2) €0.09 €0.14 €0.11 18% -23%

Q2 2014 REPORTING SEGMENT ANALYSIS

48.3 48.8 48.9 50.8 52.2 26.0 26.6 26.6 27.3 27.9 2Q13 3Q13 4Q13 1Q14 2Q14 28.3 29.3 29.3 29.8 31.4 14.7 14.9 15.0 15.8 16.6 2Q13 3Q13 4Q13 1Q14 2Q14 54.0%

Revenue Adjusted EBITDA

54.5% 54.4% 53.8% 53.4% 52.1% 51.0% 51.1% 52.9%

Adjusted EBITDA Margin 52.9%

Note: Analysis excludes “Corporate & Other” segment.

?Revenue grew 11% Y/Y, 5% Q/Q

?Recurring revenue grew 9% Y/Y, 4% Q/Q

?Adjusted EBITDA margins grew 80bps Y/Y

?Strength in Austria, Ireland, Sweden, and Switzerland

?Revenue grew 8% Y/Y, 3% Q/Q

?Recurring revenue grew 9% Y/Y, 4% Q/Q

?Adjusted EBITDA margins impacted by expansion drag

?Strength in Germany and Netherlands Increasing Revenue Growth in Both Reporting Segments (€ millions)

France, Germany, the Netherlands, and UK Rest of Europe

35.5 17.3 1.6

Big 4 ROE Corporate

51.0 2.6 0.8

Expansion / Upgrade Maintenance & Other Intangibles

DEMAND-DRIVEN CAPITAL EXPENDITURES

Disciplined, Order-Driven Capital Expenditures

28.8 26.5 55.3 57.0 54.4

2Q13 3Q13 4Q13 1Q14 2Q14

Capital Expenditures, including Intangible Assets

By Geography (Q2 2014)

By Category (Q2 2014)

(€ millions) (€ millions) (€ millions)

13 STRONG BALANCE SHEET

?Strong cash position to support planned expansions

?Bond tap raised €157.9 million net proceeds

?€150 million additional principal on existing 6.00% Senior Secured Notes due 2020

?Issued at 106.75 with YTM of 4.73%

?Completed €9.2 million mortgage loan on Brussels property

?Blended interest cost 5.9%

?Fully repaid RCF

?Q2 2014 LTM Cash ROGIC 12%

(1)Total Borrowings = 6.00% Senior Secured Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facility borrowings + Other Borrowings – Revolving facility deferred financing costs.

(2)Gross Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility borrowings+ Other Borrowings) / LTM Adjusted EBITDA.

(3)Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility balance + Other Borrowings – Cash & Cash Equivalents) / LTM Adjusted EBITDA.

Fully Funded to Complete Expansion Plan € millions 30-Jun-14 31-Dec-13 Cash & Cash Equivalents 151.9 45.7

Total Borrowings(1) 529.6 362.7 Shareholders Equity 412.0 387.9 Total Capitalisation 941.6 750.6

Total Borrowings / Total Capitalisation 56.2% 48.3% Gross Leverage Ratio(2) 3.8x 2.8x Net Leverage Ratio(3) 2.7x 2.5x

DISCIPLINED INVESTMENTS DRIVE STRONG RETURNS

Growing Cash Returns from Maturing Data Centres

?67,200 sqm of equipped space

?Increase of 10% (6,200 sqm) since YE 2010

?79% utilisation

?Increase of 7 percentage points since YE 2010

?28% annual cash return

(1)28 Data Centres in Operation as at 31 Dec 2010 : VIE1, BRU1, CPH1, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, DUS1, FRA1, FRA2, FRA3, FRA4, FRA5, FRA 6, DUB1, DUB 2, AMS1, AMS2, AMS3, AMS4, AMS5, HIL1, MAD1, STO1, ZUR1 and LON1.

(2)Represents total investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment, Intangible assets, maintenance and assets under construction as at 30 June 2014. 648 289 185 (7) 179

Total Data Centre Investments

Revenue Gross Profit (64% margin)

Maintenance Capex Annual Cash Return

(2) (€ millions) 28% LTM 2Q 2014 Returns

Analysis of all 28 data centres in operation at year end 2010(1)

BUSINESS COMMENTARY OUTLOOK & CONCLUDING REMARKS

David Ruberg – Chief Executive Officer

AN UPDATED VIEW ON CLOUD ADOPTION

(1)Derived from industry, broker and customer research.

United States

Europe

Cloud Service Providers

Cloud Service Providers

1/2013 1/2014 1/2015

Enterprises (SaaS, IaaS, PaaS)

Total sqm 1/2016+

Enterprises (SaaS, IaaS, PaaS)

MEETING THE NEED FOR HYBRID CLOUD

CLOUD HUB

Enterprise

SaaS Hybrid

Public IaaS PaaS

Internet Exchanges

Enterprise Private Tool Providers

MARSEILLE - A STRATEGIC OPPORTUNITY



Dublin
London
Amsterdam
Dusseldorf
Brussels
Frankfurt
Paris
Zurich
Vienna
Marseille
Madrid

Source: Telegeography, 2014.

- **Fastest growing international IP traffic in Europe**
- **Substantial connectivity hub**
  - Largest concentration of high bandwidth undersea cables entering Europe from Africa / ME / Asia (8 today +2 more in 2016)
  - High bandwidth terrestrial fiber links
  - 60+ carriers in the data centre
- **Attractive DC facilities**
  - €20 million cost for land, buildings and data centre infrastructure, including Phase 1 / 2 construction
  - 5,700 sqm, 6+ MW customer power when fully built out
  - Total expected cost €45 million
- **>30% projected IRR**

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18

GUIDANCE FOR 2014

Range

(in millions)

Revenue

Adjusted EBITDA

Capital Expenditures

€334—344

€145—152

€200 – 230

Note: Capital expenditure guidance has increased from prior guidance

Amsterdam • Brussels • Copenhagen • Dublin • Dusseldorf • Frankfurt • Hilversum • London • Madrid • Paris • Stockholm • Vienna • Zurich

www.interxion.com

QUESTIONS & ANSWERS

APPENDIX

14.1 15.7 16.0 16.9 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 4Q’13 1Q’14 2Q’14 40.4 42.5 43.7 45.1 47.8 50.4 54.6 55.6 57.9 60.0 62.0 64.4 65.8 68.0 70.4 72.9 74.4 76.5 78.1 78.2 80.6 83.6 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 4Q’13 1Q’14 2Q’14

TRACK RECORD OF EXECUTION

Revenue by Quarter (€ millions)

Adjusted EBITDA by Quarter (€ millions) Y/Y Growth

(1)CAGR calculated as 2Q14 vs. 1Q09.

(2)Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment.

(3)Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.

31 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth

Adjusted EBITDA

Margin(3)

Big 4%(2) 58% 59% 59% 59% 60% 60% 60% 58% 60% 60% 59% 62% 62% 61% 62% 62% 63% 63% 62% 63% 63% 30% 28% 22% 18% 18% 19% 25% 23% 21% 19% 13% 16% 13% 14% 13% 14% 13% 13% 11% 7% 8% 35% 37% 37% 37% 36% 39% 38% 38% 38% 39% 40% 42% 42% 41% 43% 41% 43% 43% 43% 43% 43% 9% 62% 43%

Data Centre Recurring Revenue

Development

Space Installed

ILLUSTRATIVE ARPU DEVELOPMENT

Revenue Develops Over Time as Power Reservation and Energy Consumption Increase

?ARPU increases over time as IT workloads increase

?Customers initially contract for space and modest power reservation(1)

?As workloads increase, larger power reservation fees are required and energy consumption increases

Power Reservation & Energy Consumption

Customer ARPU Development

(1)Power Reservation is the fee for infrastructure power (cooling, power distribution, etc.).

?Revenue grows from space , power reservation, and energy consumption over time

?As data centres fill with customers:

?Revenue mix initially tilted toward space

?As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue

HISTORICAL FINANCIAL RESULTS 2012 2013 2014 2012 2013

€ in millions

(except as noted) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 FY FY

Recurring revenue 62.3 62.9 65.1 69.0 71.0 72.2 73.7 74.4 75.9 78.7 259.2 291.3

Non-recurring revenue 3.5 5.1 5.3 3.9 3.4 4.3 4.3 3.7 4.7 4.9 17.9 15.8

Total Revenue 65.8 68.0 70.4 72.9 74.4 76.5 78.1 78.2 80.6 83.6 277.1 307.1

Gross Profit 39.3 39.8 41.0 43.9 44.8 45.2 46.2 46.8 48.0 49.6 164.0 183.0

Gross Margin 59.7% 58.5% 58.3% 60.3% 60.2% 59.1% 59.2% 59.9% 59.6% 59.4% 59.2% 59.6%

Adj EBITDA 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 115.0 131.8

Adj EBITDA Margin 41.5% 40.8% 40.8% 42.8% 42.6% 42.8% 43.1% 43.2% 42.9% 42.9% 41.5% 42.9%

Net Profit / (loss) 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)(1) 9.8 10.4 8.3 31.6 6.8(1)

CapEx Paid 61.1 42.6 46.5 28.2 32.8 28.8 26.5 55.3 57.0 54.4 178.3 143.4

Expansion/Upgrade 57.8 38.2 42.2 23.4 28.8 27.1 25.0 52.8 52.7 51.0 161.5 133.6

Maintenance & Other 1.9 3.3 1.6 3.6 2.1 1.5 1.0 2.0 3.7 2.6 10.5 6.7

Intangibles 1.4 1.0 2.6 1.2 1.9 0.2 0.5 0.5 0.6 0.8 6.3 3.1

Cash Generated from Operations 25.4 29.4 24.1 32.9 23.6 24.1 32.0 23.0 34.3 26.9 111.7 102.7

Gross PP&E 730.1 775.9 807.9 856.3 870.0 900.0 933.5 987.2 1,045.4 1,105.8 856.3 987.2

Gross Intangible Assets 16.9 17.9 21.7 23.1 23.5 23.7 24.3 24.9 25.5 26.5 23.1 24.9

LTM Cash ROGIC 15% 15% 14% 13% 13% 13% 14% 13% 13% 12% 13% 13%

The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods. (1) Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.

HISTORICAL SEGMENT FINANCIAL RESULTS 2012 2013 2014 2012 2013

€ in millions

(except as noted) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 FY FY

BIG 4

Recurring revenue 38.0 38.4 39.8 42.8 44.4 45.2 46.1 46.5 47.6 49.3 159.1 182.2

Non-recurring revenue 2.3 3.9 4.0 2.5 2.1 3.1 2.7 2.4 3.1 2.9 12.6 10.3

Total Revenue 40.3 42.4 43.8 45.3 46.6 48.3 48.8 48.9 50.8 52.2 171.8 192.5

Gross Margin 62.6% 60.2% 60.1% 62.7% 63.2% 62.1% 62.1% 63.1% 61.8% 61.2% 61.4% 62.6%

Adj EBITDA 21.6 21.8 22.4 24.3 25.2 26.0 26.6 26.6 27.3 27.9 90.1 104.4

Adj EBITDA Margin 53.5% 51.5% 51.2% 53.6% 54.0% 54.0% 54.5% 54.4% 53.8% 53.4% 52.5% 54.2%

REST OF EUROPE

Recurring revenue 24.3 24.4 25.3 26.2 26.5 27.0 27.7 27.9 28.2 29.4 100.1 109.1

Non-recurring revenue 1.2 1.2 1.4 1.4 1.3 1.3 1.6 1.4 1.6 2.0 5.2 5.5

Total Revenue 25.5 25.7 26.6 27.5 27.8 28.3 29.3 29.3 29.8 31.4 105.3 114.7

Gross Margin 61.4% 61.5% 60.8% 62.4% 61.3% 61.4% 60.6% 61.4% 62.2% 62.3% 61.5% 61.2%

Adj EBITDA 13.4 13.5 13.8 14.4 14.5 14.7 14.9 15.0 15.8 16.6 55.1 59.1

Adj EBITDA Margin 52.6% 52.5% 51.8% 52.2% 52.0% 52.1% 51.0% 51.1% 52.9% 52.9% 52.3% 51.5%

CORPORATE & OTHER

Adj EBITDA (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (7.8) (7.8) (8.5) (8.7) (30.2) (31.6)

HISTORICAL OPERATING METRICS

(1)All figures at the end of the period.

(2)Utilisation as at the relevant date.

2012 2013 2014

Space figures in square metres(1)

Power in MW(1) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

Equipped Space 64,800 65,300 69,600 74,000 78,100 78,900 79,300 80,100 82,900 86,000

Equipped Space added 2,000 500 4,300 4,400 4,100 800 400 800 2,800 3,100

Revenue Generating Space 47,500 48,600 51,200 56,200 57,000 58,200 59,100 59,700 61,400 64,300

RGS added 400 1,100 2,600 5,000 800 1,200 900 600 1,700 2,900

Utilisation (%)(2) 73% 74% 74% 76% 73% 74% 75% 75% 74% 75%

Customer Available Power 60 62 73 79 79 81 81 82 86 90

Potential Customer Power 102 104 106 107 108 113 114 127 139 139

Data Centres in Operation 29 30 32 33 33 34 34 34 36 37

27 2012 2013 2014E(2) 2015E

Space figures in square metres(1) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3E Q4E Q1E Q2E Q3E Q4E

BIG 4

France ? 500 1,500 ? 2,700 ? ? ? ? ? ? 500 500 ? ? ?

Germany 1,500 ? ? ? 600 ? ? ? 800 1,800 ? ? 1,800 ? ? ?

Netherlands ? ? 1,700 3,700 (200)(3) ? ? ? 1,100 1,000 ? 1,300 1,300 2,600 ? ?

UK ? ? 1,100 ? 400 ? ? ? ? 100 ? ? ? ? ? ?

Subtotal 1,500 500 4,300 3,700 3,500 ? ? ? 1,900 2,900 ? 1,800 3,600 2,600 ? ?

REST OF EUROPE

Austria ? ? ? ? ? ? 400 300 ? ? ? 600 300 300 ? ?

Belgium ? ? ? ? ? ? ? ? 300 ? ? ? ? ? ? ?

Denmark ? ? ? ? ? 300 ? ? ? ? ? ? ? ? ? ?

Ireland ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ?

Spain ? ? ? 200 600 ? ? ? ? ? ? ? ? ? ? ?

Sweden 500 ? ? ? ? 500 ? ? 500 ? ? 900 ? ? ? ?

Switzerland ? ? ? 600 ? ? ? 500 ? 100 ? ? ? ? ? ?

Subtotal 500 ? ? 800 600 800 400 800 800 100 ? 1,500 300 300 ? ?

Total Additional Equipped Space 2,000 500 4,300 4,400 4,100 800 400 800 2,800 3,100 ? 3,300 3,900 2,900 ? ?

(1)Figures rounded to nearest 100 sqm unless otherwise noted.

(2)Future expansion additions based on announced schedule, which is subject to change.

(3)HIL 1 space reduced due to amended lease terms.

ADJUSTED NET PROFIT **RECONCILIATION**

Reconciliation to Adjusted Net Profit

	2012				2013				2014		2012	2013
€ in millions (except as noted)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4[1]	Q1	Q2	FY	FY
Net Profit / (Loss) – as reported	**8.7**	**8.7**	**8.6**	**5.6**	**7.0**	**6.6**	**(16.5)**	**9.8**	**10.4**	**8.3**	**31.6**	**6.8**
Add back												
+ Refinancing charges	–	–	–	–	–	–	31.0	–	–	0.6	–	31.0
+ Deferred tax asset adjustment	–	–	–	–	–	–	0.6	–	–	–	–	0.6
+ NL Crisis wage tax	–	–	–	1.9	–	–	–	0.4	–	–	1.9	0.4
+ Adjustment to onerous leases	–	–	–	0.8	–	–	–	–	–	–	0.8	–
	–	–	–	2.7	–	–	31.6	0.4	–	0.6	2.7	32.0
Reverse												
- Adjustment to onerous leases	–	–	–	–	–	–	–	–	–	(0.8)	–	–
- Interest capitalised	(2.4)	(2.8)	(2.7)	(1.3)	(0.7)	(0.3)	(0.3)	(0.4)	(0.8)	(0.8)	(9.2)	(1.7)
	(2.4)	(2.8)	(2.7)	(1.3)	(0.7)	(0.3)	(0.3)	(0.4)	(0.8)	(1.6)	(9.2)	(1.7)
Tax effect of above add backs & reversals	0.6	0.7	0.7	(0.4)	0.2	0.1	(7.7)	–	0.2	0.3	1.6	(7.6)
Adjusted Net Profit	**6.9**	**6.6**	**6.6**	**6.6**	**6.5**	**6.4**	**7.1**	**9.8**	**9.8**	**7.6**	**26.7**	**29.5**
Reported Basic EPS (€)	0.13	0.13	0.13	0.08	0.10	0.10	(0.24)	0.14	0.15	0.12	0.47	0.10
Reported Diluted EPS (€)	0.13	0.13	0.12	0.08	0.10	0.10	(0.24)	0.14	0.15	0.12	0.46	0.10
Adjusted Basic EPS (€)	0.10	0.10	0.10	0.10	0.10	0.09	0.10	0.14	0.14	0.11	0.40	0.43
Adjusted Diluted EPS (€)	0.10	0.10	0.09	0.10	0.09	0.09	0.10	0.14	0.14	0.11	0.39	0.43

(1) With effect from Q4 2013, the company changed the estimated lives of certain data centre assets categories and applied this change on a prospective basis. In Q4 2013, the impact of the change had a €1.3 million after tax positive effect.

interxion 28

NON-IFRS RECONCILIATIONS

Reconciliation to Adjusted EBITDA

€ in millions (except as noted)	2009				2010				2011				2012				2013				2014	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Net profit / (loss)	**5.9**	**8.2**	**1.3**	**11.0**	**(4.7)**	**4.0**	**5.9**	**9.5**	**2.8**	**5.2**	**6.9**	**10.6**	**8.7**	**8.7**	**8.6**	**5.6**	**7.0**	**6.6**	**(16.5)[1]**	**9.8**	**10.4**	**8.3**
Income tax expense / (benefit)	1.7	0.7	2.3	(5.4)	1.2	2.9	1.6	(3.2)	2.3	2.3	3.2	1.9	3.9	4.1	4.3	3.5	3.4	3.1	(4.1)	3.7	4.2	3.9
Profit / (loss) before taxation	**7.6**	**8.9**	**3.6**	**5.7**	**(3.5)**	**6.9**	**7.5**	**6.3**	**5.1**	**7.5**	**10.1**	**12.6**	**12.6**	**12.9**	**12.8**	**9.1**	**10.3**	**9.7**	**(20.6)**	**13.4**	**14.6**	**12.2**
Net finance expense	1.5	1.0	1.9	1.9	13.5	4.8	5.1	6.1	6.6	6.0	5.3	5.0	4.4	3.9	3.8	5.7	6.5	7.3	38.1[1]	5.6	5.4	7.5
Operating profit	**9.1**	**9.8**	**5.5**	**7.5**	**10.0**	**11.7**	**12.6**	**12.4**	**11.7**	**13.5**	**15.3**	**17.5**	**17.1**	**16.7**	**16.6**	**14.8**	**16.8**	**17.1**	**17.5**	**19.0**	**20.0**	**19.7**
Depreciation, amortisation and impairments	4.6	5.0	5.6	6.8	7.2	7.5	7.8	8.6	8.5	9.6	9.1	8.4	9.7	10.2	11.0	13.1	14.0	14.9	15.2	13.5	14.0	14.9
EBITDA	**13.8**	**14.8**	**11.1**	**14.3**	**17.2**	**19.2**	**20.4**	**21.0**	**20.3**	**23.1**	**24.4**	**25.9**	**26.7**	**27.0**	**27.6**	**27.8**	**30.8**	**32.0**	**32.7**	**32.5**	**34.0**	**34.6**
Share-based payments	0.2	0.2	0.2	0.3	0.3	0.4	0.4	0.6	0.3	0.3	0.7	1.3	0.7	0.9	1.2	2.6	1.0	0.8	1.1	1.3	0.6	2.1
Increase/(decrease) in provision for onerous lease contracts	0.5	0.9	0.0	2.4	0.1	0.1	0.1	(0.1)	0.0	–	–	–	–	–	–	0.8	–	–	–	–	–	(0.8)
IPO transaction costs	–	–	–	–	–	–	–	–	1.7	–	–	–	–	–	–	–	–	–	–	–	–	–
Abandoned transaction costs	–	–	4.8	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Income from sub-leases on unused data centre sites	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.0)	(0.1)	(0.1)
Net insurance compensation benefit	(0.3)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Adjusted EBITDA	**14.1**	**15.7**	**16.0**	**16.9**	**17.4**	**19.6**	**20.8**	**21.4**	**22.2**	**23.3**	**25.0**	**27.1**	**27.3**	**27.8**	**28.7**	**31.2**	**31.7**	**32.7**	**33.7**	**33.8**	**34.5**	**35.9**

(1) Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.

interxion 29

NON-IFRS RECONCILIATIONS Reconciliation to Segment Adjusted EBITDA

2012 2013 2014

€ in millions Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

BIG 4

Operating profit 16.2 16.0 15.8 15.3 15.9 16.3 16.7 17.6 18.3 18.7

Depreciation, amortisation and impairments 5.3 5.8 6.5 8.1 9.1 9.8 9.8 8.7 8.9 9.5

EBITDA 21.5 21.8 22.3 23.4 25.0 26.1 26.5 26.3 27.2 28.3

Share-based payments 0.2 0.2 0.2 0.2 0.3 0.0 0.2 0.3 0.2 0.5

Increase/(decrease) in provision for onerous lease contracts ? ? ? 0.8 ? ? ? ? ? (0.8)

Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1)

Adjusted EBITDA 21.6 21.8 22.4 24.3 25.2 26.0 26.6 26.6 27.3 27.9

ROE

Operating profit 9.7 9.5 9.8 10.0 10.2 10.2 10.2 10.8 11.5 11.8

Depreciation, amortisation and impairments 3.6 3.9 3.9 4.3 4.2 4.4 4.6 4.0 4.3 4.5

EBITDA 13.3 13.4 13.7 14.3 14.4 14.7 14.8 14.9 15.7 16.3

Share-based payments 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.3

Adjusted EBITDA 13.4 13.5 13.8 14.4 14.5 14.7 14.9 15.0 15.8 16.6

CORPORATE & OTHER

Operating profit/(loss) (8.8) (8.8) (9.0) (10.6) (9.3) (9.5) (9.5) (9.4) (9.8) (10.9)

Depreciation, amortisation and impairments 0.7 0.6 0.6 0.7 0.7 0.7 0.8 0.8 0.8 0.8

EBITDA (8.1) (8.2) (8.4) (9.8) (8.6) (8.8) (8.6) (8.7) (9.0) (10.0)

Share-based payments 0.5 0.6 0.9 2.3 0.6 0.7 0.8 0.9 0.4 1.4

Adjusted EBITDA (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (7.8) (7.8) (8.5) (8.7)

31 DEFINITIONS

Adjusted EBITDA: EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit. Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on Adjusted net profit. Adjusted net profit: Net profit/loss excluding the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect. ARPU: Average revenue per unit Big 4: France, Germany, the Netherlands, and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development. Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)}. Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities. CDNs: Content Distribution Networks Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month. Customer Available Power: the current installed electrical customer capacity. Equipped Space: the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. LTM: Last Twelve Months ended 30 June 2014, unless otherwise noted. MW: Megawatts SQM: Square metres Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortised set-Grew fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded. Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland. Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date. Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100%. YTM: Yield to maturity